Virgin Galactic Holdings, Inc.
166 North Roadrunner Parkway, Suite 1C
Las Cruces, New Mexico 88011
May 11, 2020
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Karina Dorin
Re: Virgin Galactic Holdings, Inc.
Registration Statement on Form S-1, as amended
File No. 333-237961
Dear Ms. Dorin:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Virgin Galactic Holdings, Inc., a Delaware corporation, hereby requests acceleration of the effective date of the Registration Statement referred to above, as amended to date, so that it may become effective at 4:00 PM Eastern Daylight Time on May 13, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008.
Thank you for your assistance in this matter.

Very truly yours,
VIRGIN GALACTIC HOLDINGS, INC.
a Delaware corporation

By:	/s/ Michelle Kley
Michelle Kley

Executive Vice President,
General Counsel and Secretary
cc: Drew Capurro, Latham & Watkins LLP